September 21, 2010

BY EDGAR TRANSMISSION

Michael Clampitt, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-K/A for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2010

File No. 001-32590

Dear Mr. Clampitt:

Community Bankers Trust Corporation (the “Company”) respectfully requests, in light of recently announced management changes, several more days to complete its responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in its comment letter to the Company, dated July 28, 2010 (the “Comment Letter”). I have discussed this request with Brittany Ebbertt, Staff Accountant, and the Company will provide its responses to the Comment Letter by Friday, September 24, 2010.

Thank you for your consideration and understanding with this request. Please contact me at (804) 417-7373 or joakey@essexbank.com if you have any questions or need additional information.

Sincerely yours,

/s/ John M. Oakey, III

John M. Oakey, III General Counsel and Secretary